Filed by Valeant Pharmaceuticals International, Inc. (Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

Valeant to Discuss Allergan Proposal at Investor Meeting and Webcast on May 28, 2014 at 8:00 A.M. ET

05/20/2014

LAVAL, Quebec, May 20, 2014 /PRNewswire/ – Valeant Pharmaceuticals International, Inc. (“Valeant”) (NYSE: VRX) (TSX: VRX) announced today that the company will host an in-person meeting for Allergan and Valeant shareholders on May 28, 2014 at 8:00 a.m. ET (5:00 a.m. PT) at the AXA Equitable Auditorium, 787 Seventh Avenue (between 51st and 52nd Streets), New York, New York to respond to assertions Allergan has made that the Valeant model is not sustainable, that the Bausch + Lomb portfolio is not growing, that Valeant slashes R&D and is not committed to innovation, and that it will be impossible to capture $2.7 billion of synergies without impacting top-line growth. We continue to believe that a Valeant and Allergan merger will be a powerful combination for all stakeholders, including patients, physicians and health care providers, employees and shareholders. On May 28, as we previously mentioned, we intend to announce an improved bid for Allergan shareholders to consider. To address recent speculation, we want to make clear that the improved offer will not be an all cash deal.

Our goal for this meeting is to provide transparency into Valeant’s historic, current, and future operating performance and to refute Allergan’s allegations through a thoughtful and fact-based presentation. Investors will hear directly from Valeant’s leaders across businesses and geographies. Each will present and be on hand for Q&A following formal presentations. Presenters will include:

•	J. Michael Pearson, Chairman and Chief Executive Officer

•	Thomas J. Appio, Vice President, North Asia/Japan and Managing Director China – 25+ years’ experience, former Managing Director, China, Hong Kong and Taiwan at Bausch + Lomb and General Manager, Korea and Hong Kong at Schering-Plough

•	John Connolly, Vice President, Russia and CIS, General Manager, Russia – 20+ years’ experience, former Regional Manager, PharmaSwiss and Commercial Director CEE, Wyeth

•	Joe Gordon, General Manager, Consumer Health Care – 25+ years’ experience, former VP, Sales and Marketing, OTC at Bausch + Lomb and Vice President Sales at Wyeth

•	Deb Jorn, Vice President, Marketing Dermatology – 30+ years’ experience, former Vice President Global Marketing at Bausch + Lomb and Group Vice President, Women’s Health Care and Fertility, and Allergy, Respiratory and Urology at Schering-Plough

•	Dr. Pavel Mirovsky, President and General Manager, Europe – 20+ years’ experience, former Chief Executive Officer for PharmaSwiss and former President Polpharma

•	Dr. Tage Ramakrishna M.D., Chief Medical Officer and Head of Research and Development and Quality, U.S. – 15+ years’ experience, former Vice President Clinical Research at Progenics Pharmaceuticals and Corporate Vice President of International Drug Safety at Nycomed

•	Steve Sembler, President, OraPharma, Sr. Vice President, Neurology and Other – 30+ years’ experience, former Chief Commercial Officer for OraPharma and U.S. Pharma, Eisai

•	Tracy Valorie, Vice President, Marketing Pharmaceutical – 20+ years’ experience, former Global Head of Glaucoma for Bausch + Lomb and Global Commercial Lead of Ophthalmology for Pfizer

•	Gaelle Waltinger, Vice President, Western Europe – 15+ years’ experience, former General Manager Germany, Austria and Switzerland for Bausch + Lomb and marketing and sales roles at Novartis Pharma

•	Leszek Wojtowicz, Vice President, Europe, General Manager, Poland – 20+ years’ experience, employed by Valeant since 2003

In addition, Theo Melas-Kyriazi, an independent Valeant Board Member who has served on the Board since 2003 and who chairs the Finance and Transaction Committee and is a long-time member of our Audit and Risk Committee, will be available to talk to any shareholder at the meeting with or without management present.

We believe that as a result of our presentation, we will show:

•	That our decentralized operating model allows us to deliver a relentless focus on organic growth, customize the commercial models for each business/geography, and unleash entrepreneurship from high-quality, hard-working business leaders

•	That we have maintained/accelerated revenue growth for almost all of the platform assets we have acquired

•	That Bausch + Lomb’s organic growth has accelerated to 10%+ since we have acquired the company, almost exclusively through volume growth. We remain on track to overachieve our original synergy targets

•	That our targeted, disciplined and highly efficient R&D approach and global R&D model has resulted in substantially more launches than our competitors over the last 6 years. We have a rich late-stage product pipeline that we have both developed internally and acquired through a number of our acquisitions. We will continue to augment this pipeline with late stage product in-licensing, partnerships and acquisitions to allow us to bring additional innovation to the marketplace

•	That our track record of capital allocation has generated superior cash-on-cash returns, short pay back periods, and show that in aggregate, across all our deals, we are significantly ahead of our deal models

•	That our operating model will accelerate Allergan’s growth outside the U.S. substantially

Attendees should pre-register to assure seating for the meeting by contacting ir@valeant.com as seating will be limited. The meeting will also be accessible via a conference call and live Internet webcast along with a slide presentation. The dial-in number to participate on this call is (877) 876-8393 confirmation code 46457022. International callers should dial (973) 200-3961, confirmation code 46457022. A replay will be available approximately two hours following the conclusion of the conference call through June 4, 2014 and can be accessed by dialing (855) 859-2056, or (404) 537-3406, confirmation code 46457022. The live webcast of the conference call may be accessed through the investor relations section of the Company’s corporate website at www.valeant.com.

About Valeant Pharmaceuticals International, Inc.

Valeant Pharmaceuticals International, Inc. (NYSE/TSX: VRX) is a multinational specialty pharmaceutical company that develops, manufactures and markets a broad range of pharmaceutical products primarily in the areas of dermatology, eye health, neurology and branded generics. More information about Valeant can be found at www.valeant.com.

Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant’s offer to acquire Allergan, its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the Securities and Exchange Commission (the “SEC”) and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to:

•	the ultimate outcome of any possible transaction between Valeant and Allergan including the possibilities that Valeant will not pursue a transaction with Allergan and that Allergan will reject a transaction with Valeant;

•	if a transaction between Valeant and Allergan were to occur, the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

•	the effects of the business combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

•	the effects of governmental regulation on our business or potential business combination transaction;

•	ability to obtain regulatory approvals and meet other closing conditions to the transaction, including all necessary stockholder approvals, on a timely basis;

•	our ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

•	the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

•	our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and

•	the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Valeant Pharmaceuticals International, Inc. (“Valeant”) has made for a business combination transaction with Allergan, Inc. (“Allergan”). In furtherance of this proposal and subject to future developments, Valeant and Pershing Square Capital Management, L.P. (“Pershing Square”) (and, if a negotiated transaction is agreed, Allergan) may file one or more registration statements, proxy statements or other documents with the U.S. Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Valeant on April 21, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.

Contact Information:

Investors:	Media:

Laurie W. Little	Renee E. Soto/Meghan Gavigan

Valeant Pharmaceuticals International, Inc.	Sard Verbinnen & Co.

949-461-6002	212-687-8080

laurie.little@valeant.com	rsoto@sardverb.com / mgavigan@sardverb.com